FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T R

Rule 101(b)(1):  Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):  Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA and BNL create a consumerfinance joint-venture in Italy.

BBVA and BNL create a consumerfinance

joint-venture in Italy

➢  The new company will start operating during the first half of 2004

➢  It aims to take up a 5% market share within five years

BBVA and BNL today announced the signing of a memorandum of understanding for the creation of a new company to develop the consumer credit business in Italy. The enterprise will be owned 50-50 by each organisation, with a total investment of 150 million euros over a five-year period. Its aim will be to achieve a market share of approximately 5% by 2008.

The new company is expected to be operative as of the first half of 2004, once it has all the permits required. It will offer a varied range of financial products: consumer loans, revolving credit cards, personal loans and salary advances (known as “Cesión del V” under Italian regulations).

The company will be using both its own and third-party networks to distribute these products. The senior executives in the new joint venture will be appointed by common agreement amongst the shareholders.

Its business plan envisages establishing an equity capital of 150 million euros over five years, achieving approximately a 5% share of the Italian market in this time.

This is the first joint venture that BNL and BBVA have established since the Spanish banking institution joined the Italian bank’s shareholding in 1998, when it was privatised. It represents the first step towards even closer industrial and institutional relations.

The operation will reinforce BNL’s positioning in the consumer-lending segment in the Italian market, and enable BBVA to move into one of the most attractive and highest potential-growth consumer-finance markets in Europe.

BBVA will bring to the new company its considerable expertise in developing and managing this kind of business, in which it holds a leadership position in Spain, Portugal and various Latin-American countries. BNL, for its part, will contribute its experience in the sector. It has a market share of 10% of personal loans of the Italian banking system. To 30th September, it has provided Italian households with 2.8 billion euros in loans and finance.

“We are very satisfied today to be able to announce this new joint initiative with BNL, one of the banks with greatest growth potential in Italy, and we are sure that together, we will succeed in establishing a leading franchise in the consumer lending business,” said Gonzalo Toraño, BBVA Corporate Expansion Director.

“For us, it is a point of great satisfaction that BBVA, our key shareholder, should work together with us to develop this business line, which is undoubtedly going to be a great success”, added Luigi Abete, BNL’s Chairman.

At present, the consumer finance market in Italy represents slightly over 3% of its Gross Domestic Product, a lower figure than in Germany (10.3%), the United Kingdom (14.5%) or Spain (17.2%). Thus, there is plenty of room for BBVA and BNL to develop the new business together.

In Spain, BBVA operates its consumer lendig activities through its branch network, with a 15.4% share of the financial system. Furthermore, BBVA Finanzia, the group’s specialist consumer lending company, ranks second on the ASNEF rating (Asociación Nacional de Establecimientos Financieros – Spanish Association of Financial Establishments) with a share of 13.4% among independent financial institutions.

BBVA is one of the biggest international banking groups, with assets of 284,816 million euros (30/09/03) and a net attributable profit of 1,719 million euros (31/12/2002). It operates in 35 countries, employs nearly 86,000 staff and serves 40 million customers. Its network of almost 7,000 branches makes it the bank with the highest number of branches under the same brand worldwide. In Europe, the BBVA Group is acknowledged as one of the continent’s leading financial institutions in market capitalisation, solvency, profitability, cost-income and non-performing loan ratios. In Latin America, where it has leading market shares in the different banking markets, private pensions and insurance businesses, BBVA has successfully developed a leading franchise in a short time.

BNL, listed on the Milan Stock Exchange (Mib 30), is one of the biggest Italian banking groups and amongst the top 100 banks worldwide. The BNL Group provides a wide range of banking, financial and insurance services, from the most traditional to the most innovative, to satisfy the demands of its retail, corporate and public sector customers. In Italy, it operates through its nearly 700 branches, as well as its 1,300 ATM’s, 30,000 electronic points of sale, telephone and online banking services. BNL offers three kinds on Internet services: BNL e-banking (banking, brokerage and purchases for retail customers), Business Way (for small and medium-sized enterprises) and Ediway (for corporate clients).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 11, 2003	By:	/s/ Javier MALAGON NAVAS

Name: Javier MALAGON NAVAS Title: Authorized Representative of BancoBilbao Vizcaya Argentaria, S.A.